Exhibit 16.1

July 7, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for Pyxis Tankers Inc. and, under the date of March 28, 2025, we reported on the consolidated financial statements of Pyxis Tankers Inc. and subsidiaries as of and for the years ended December 31, 2024 and 2023. On June 27, 2025, we resigned.

We have read the statements made under “Information Contained in this Report on Form 6-K” within the Form 6-K dated July 7, 2025, of Pyxis Tankers Inc. and are in agreement with such statements, except that we are not in a position to agree or disagree with the statements made in the fifth, sixth, or seventh paragraphs therein.

/s/ KPMG Certified Auditors S.A.

Athens, Greece